UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-37403

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 12, 2016, Amaya Inc. (the “Company”) filed a Material Change Report on SEDAR at www.sedar.com with respect to the previously reported appointment of Rafi Ashkenazi as Chief Executive Officer following the resignation of David Baazov from all positions with the Company, effective August 11, 2016. A copy of the report is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: August 12, 2016	By:	/s/ Daniel Sebag
Name: Daniel Sebag
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report, dated August 12, 2016